Exhibit 4.1

DESCRIPTION OF SECURITIES

The following summary description describes the general terms and provisions of the shares of the Company’s common stock.  This summary does not purport to be complete and is in all respects subject to, and qualified in its entirety by reference to, the applicable provisions of Virginia law and by Company’s articles of incorporation and bylaws, which are included as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

General

The Company’s authorized capital stock consists of 200,000,000 million shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.  There are no shares of preferred stock outstanding.

Voting Rights

Holders of the Company’s common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors.  Except as otherwise required by law or with respect to any outstanding class or series of the Company’s preferred stock, the holders of common stock possess all voting power.

A quorum at any meeting of shareholders is a majority of the votes entitled to be cast, represented in person or by proxy. If a quorum exists, action on a matter is approved by a majority of the votes cast, unless a greater vote is required by law or the articles of incorporation, except that in elections of directors those receiving the greatest number of votes shall be elected even though less than a majority.  The Company’s articles of incorporation do not provide for cumulative voting for the election of directors.

Dividend Rights; Rights Upon Liquidation

Subject to Virginia law and the rights of holders of any outstanding shares of the Company’s preferred stock, holders of shares of the Company’s common stock are entitled to receive dividends at such times and in such amounts as the Company’s board of directors may deem advisable and to share ratably in its assets legally available for distribution to the Company’s shareholders in the event of its liquidation, dissolution, or winding-up.

Preemptive Rights

Holders of the Company’s common stock do not have preemptive or preferential rights to subscribe or purchase any shares of the Company’s capital stock, any securities convertible into shares of the Company’s capital stock or any options, warrants or rights to purchase shares of the Company’s capital stock or securities convertible into shares of the Company’s capital stock, and the holders of its common stock will not be liable for any of the Company’s liabilities.

Certain Anti-Takeover Matters

The Company’s articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of the Company by means of a tender offer, a proxy fight, open market purchases of shares of its common stock or otherwise in a transaction not approved by the Company’s board of directors. In addition, Virginia has two anti-takeover statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute, that could make it more difficult for another party to acquire the Company without the approval of the Company’s board of directors.  These provisions are designed to reduce, or have the effect of reducing, the Company’s vulnerability to coercive takeover practices and inadequate takeover bids. The existence of these provisions could prevent the Company’s shareholders from receiving a premium over the then prevailing market price of the Company’s common stock or a transaction that may otherwise be in the best interest of the Company’s shareholders. In addition, these provisions make it more difficult for the Company’s shareholders, should they choose to do so, to remove the Company’s board of directors or the Company’s management.

Preferred Stock. The Company’s articles of incorporation authorize the Company’s board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, the Company’s board of directors could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of the Company’s capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of the Company’s common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company’s management.

Board Vacancies. Virginia law and the Company’s articles of incorporation provide that any vacancy occurring on the Company’s board of directors may be filled by a majority of directors then in office, even if less than a quorum. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Company’s board of directors by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions.  Virginia law provides that, unless a corporation's articles of incorporation provide for a greater or lesser vote, certain significant corporate actions must be approved by the affirmative vote of more than two-thirds of all the votes entitled to be cast on the matter. Certain corporate actions requiring a more than two-thirds vote include:

•      adoption of plans of merger or share exchange;

•      sales of all or substantially all of a corporation's assets other than in the ordinary course of business; and

•      adoption of plans of dissolution.

Virginia law provides that a corporation's articles may either increase the vote required to approve those actions or may decrease the vote required to not less than a majority of all the votes cast by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

The Company’s articles of incorporation provide that the directors may submit any contract or act for approval at any meeting of shareholders, such as the actions outlined above, and any such contract or act will be approved by the vote of a majority of all the votes entitled to vote on the action at the meeting.

Shareholder Meetings. Under its bylaws, only the Company’s Chairman of the Board, Chief Executive Officer, President, or a majority of the Company’s board of directors may call special meetings of shareholders. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Advance Notification of Shareholder Nominations and Proposals. The Company’s bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Company’s board of directors, and shareholder proposals for business.

The Company’s bylaws provide that a shareholder entitled to vote for the election of directors may nominate persons for election to the Company’s board of directors by delivering written notice to the Company’s Secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws require that such notice generally must be delivered not less than sixty (60) days nor more than ninety (90) days prior to the meeting. The shareholder’s notice must contain certain information specified in the bylaws and must otherwise comply with the bylaws.

In order for a shareholder to bring other business before a shareholder meeting, timely notice will have to be received by the Company’s Secretary not less than sixty (60) days nor more than ninety (90) days prior to the meeting. The shareholder’s notice must contain certain information specified in the bylaws and must otherwise comply with the bylaws.